03037600

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Frankie Dominion International Ltd

*CURRENT ADDRESS 1/F, Valley Industrial Building
6 Yip Fat Street
Wong Chuk Hang
Hong Kong, China

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

FILE NO. 82- 3649 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☑	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: GRS

DAT : 11/19/03

嘉利美商集團
FRANKIE DOMINION INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
1/F, Yally Industrial Building, 6 Yip Fat Street, Wong Chuk Hang, Hong Kong

03 NOV -6 AM 7:21

12G32BR

23rd October, 2003
Exemption No. 82-3649

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

Dear Sir,

Re: Exemption No. 82-3649

On behalf of Frankie Dominion International Limited, a company incorporate in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

I. Public Announcements
1. Final Results for the year ended 31st December, 2001 / April 15, 2002
2. Notice of Annual General Meeting / April 29, 2002
3. Adoption of the New Share Option Scheme
4. Interim Results for the six months ended 30th June, 2002 / September 16, 2002
5. Final Results for the year ended 31st December, 2002/ April 14, 2003
6. Notice of Annual General Meeting / April 28, 2003
7. Interim Results for the six months ended 30th June, 2003 / September 22, 2003
8. Change of Registered Office / September 23, 2003

II. Shareholders' Documents
1. Annual Report 2001 / April 29, 2002
2. Interim Report 2002 / September 13, 2002
3. Annual Report 2002 / April 22, 2003
4. Interim Report 2003 / September 19, 2003

Yours faithfully,
For and on behalf of
FRANKIE DOMINIOIN INTERNATIONAL LIMITED

Kelvin Chan
Executive Secretary

香港黃竹坑業發街6號益年工業大厦1樓

Tel: 2555-0461 Fax: (852) 2873-5613 E-mail: hk1@fdhl.com.hk Cable: FRANKIEX